August 30, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
100 F Street, N.E.
Washington, D.C.  20549
Attn:    Heather Clark
Claire Erlanger

Re:	Denny’s Corporation
Form 10-K for the Fiscal Year Ended December 26, 2018
Form 10-Q for the Fiscal Quarter Ended June 26, 2019
File No. 000-18051

Ladies and Gentlemen:

The purpose of this letter is to provide the detailed response of Denny’s Corporation to the comments set forth in your letter dated August 23, 2019. For your convenience, your comments have been reproduced in their entirety followed by our responses.

Form 10-Q for the Fiscal Quarter Ended June 26, 2019

Financial Statements
Notes to Condensed Consolidated Financial Statements
Note 3. Leases, page 10

1.
We note your disclosure that you have certain lease agreements structured with a fixed base rent adjusted periodically for inflation or changes in fair market value of the underlying real estate. Please provide us with additional details regarding the terms of the rent adjustments including the basis for determining the adjustments. Please also tell us how you are accounting for leases structured with these adjustments both at the commencement of the lease and subsequently. Specifically address whether any of these lease agreements include variable lease payments that depend on an index or a rate.

Response:

Out of the 532 leases recorded as of June 26, 2019, we have 15 leases that have variable lease payments that depend on an index or a rate and are, therefore, adjusted periodically for inflation or changes in the fair market rent rate. The leases with variable lease payments that depend on an index have a fixed rent that is adjusted either annually or every five years based on a specific Consumer Price Index ("CPI"). The CPI to be used is specified by the lease agreement. The leases with variable lease payments that depend on a rate have a fixed rent for the base period of the lease and subsequently require a fair market rent adjustment periodically, as specified in the lease.

Upon commencement, the initial measurement of the lease liability and right-of-use ("ROU") asset for these leases is determined based on the stated lease payments and lease term in accordance with ASC 842-10-30-5b. A subsequent change in the index or fair market rent rate alone does not result in the remeasurement of the lease liability or ROU asset. The additional lease payments related to the index or fair market rent rate increases are recognized as variable payments in the period in which they occur. However, in accordance with ASC 842-10-35-5, if we remeasure the lease payments for any of the other reasons as detailed in ASC 842-10-35-4, we are required to remeasure the variable lease payments that depend on an index or a rate by using the index or fair market rent rate in effect on the remeasurement date.

2.
We note from your disclosure on page 10 that the weighted-average discount rate used for finance leases is 24.3% and the weighted-average discount rate used for operating leases is 6.7%. Please provide us with additional details regarding how you determined or calculated the weighted-average discount rates for each class of your leases.

Response:

The majority of our leases are for real estate related to the operation of our restaurants. The weighted average discount rate for both our operating and finance leases was calculated in accordance with ASC 842-20-55-12. The discount rate used to determine the present value of the operating lease payments is our estimated collateralized incremental borrowing rate, based on the yield curve for the respective lease terms, as we generally cannot determine the interest rate implicit in the lease. Our leases that qualified as capital leases under ASC 840 primarily related to the building portion of real estate leases and were carried forward as finance leases under ASC 842.

The weighted average discount rate for our finance leases is significantly higher than that of our operating leases primarily due to the following factor. Our incremental borrowing rate that existed at the ASC 840 lease measurement date for the building portion of those leases was used as the discount rate for lease classification purposes.  However, for leases in which the present value of the minimum lease payments allocated to the building exceeded the fair value of the underlying leased building, the discount rate is the rate that causes the present value of the lease payments allocated to the building to equal the fair value of the underlying building asset.  ASC 840 prescribed a methodology for allocating lease payments to the land and building portions. Due to our incremental borrowing rate, and the prescribed methodology, a larger portion of the lease payments was allocated to the building, resulting in higher discount rate for these leases.

Note 4. Refranchisings and Acquisitions, page 12

3.
We note your disclosure that in addition to cash proceeds received on the sale of real estate in the first quarter of 2019, you recorded additional noncash consideration for the fair value of restaurant space you expect to receive within a building being developed by the buyer of the real estate. We also note your disclosure that the fair value of the noncash consideration is based on Level 2 inputs. Please explain to us and revise to disclose the nature of the valuation technique(s) and input used in the fair value measurement. See guidance in ASC 820-10-50-2(bbb). Also, please provide these disclosures for the fair value of the assets held for sale as of March 27, 2019.

Response:

We will revise our future filings to provide explanation and disclosure of the valuation technique(s) and input used in the fair value measurement for noncash consideration as follows:

“In addition to the cash proceeds received on the sale of real estate during the first quarter, we also recorded additional noncash consideration for the fair value of restaurant space we expect to receive within a building being developed by the buyer of the real estate. The fair value of this space was determined using a market approach with Level 2 inputs based on third party appraisals of fair values of other similar properties. The $3.0 million of noncash consideration is recorded as a component of other noncurrent assets in our Condensed Consolidated Balance Sheets."

We recorded assets held for sale at their carrying value of $15.0 million as of March 27, 2019. The fair value of these assets, determined based on Level 2 inputs (including sales agreements) less costs to sell, exceeded their carrying value.

We believe the details discussed in this response to your letter sufficiently address the comments raised.  However, please do not hesitate to contact the undersigned at 864-597-7642 if you have any further questions.

Respectfully,

/s/ F. Mark Wolfinger
F. Mark Wolfinger
Executive Vice President
Chief Administrative Officer and
Chief Financial Officer

cc: Mr. Justin W. Chairman